Mail Stop 4628

                                                             September 18, 2018

Via E-mail
Anthony J. Allott
President and Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square, Suite 400
Stamford, CT 06901

       Re:     Silgan Holdings Inc.
               10-K for Fiscal Year Ended December 31, 2017
               Filed March 1, 2018
               File No. 0-22117

Dear Mr. Allott:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

General

1. You indicate on page 10 of the 10-K that your customer Nestl accounted for approximately 11% of your consolidated net sales in 2017. The Nestl website indicates that a Nestl subsidiary headquartered in Cairo, Egypt covers Sudan, and we are aware of a news report indicating that this subsidiary exports products to Sudan. Additionally,
       Nestl 's 2017 Annual Report indicates that Nestl imports products into Syria. In a letter to the staff dated December 12, 2014, you discussed your subsidiaries' sale of metal closures and containers to customers in Syria. Sudan and Syria are designated by the
       Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

       Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, and any such contacts with Syria since your 2014 letter, including contacts
 Anthony J. Allott
Silgan Holdings Inc.
September 18, 2018
Page 2
       with their governments, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with
       U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                            Sincerely,

                                                            /s/ Cecilia Blye

                                                            Cecilia Blye, Chief
                                                            Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Frank W. Hogan, III
       Senior Vice President, General Counsel and Secretary
       Silgan Holdings Inc.